Exhibit 99.3
Appendix B to Notice of General Shareholders Meeting –
Proposed Amendments to Articles of Incorporation (to be reflected in Amended and Restated Articles of Incorporation)

(ELIMINATION /ADDITION)
No	Before	After
1.	Article 5. Number of Authorized Shares	Article 5. Number of Authorized shares.

	The total number of shares of the Company authorized for issuance shall be 30,000,000 common shares, 5,000,000 Series A Preferred Shares, 5,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares (collectively, the “Preferred Shares”). The Company shall reserve a sufficient number of common shares for issuance upon conversion of the Preferred Shares.	The total number of shares of the Company authorized for issuance shall be 30,000,000 common shares.

2.	Article 7-1. Characteristics of Series A Preferred Shares.	[DELETED IN ITS ENTIRETY]

(1) Voting Rights and Dividend Preferences

A. Series A Preferred Shares, among the preferred shares to be issued by the Company, shall have voting rights. Series A Preferred Shares shall be entitled to an annual per share dividend equal to 30% of the par value of the Series A Preferred Shares, payable when and if declared by the Board and the shareholders at a General Meetings of Shareholders of the Company.

B. The dividends would be non-cumulative and would be paid prior to payment of any dividend with respect to the common shares and the Series C Preferred Shares; provided, however, that the dividend priority of the Series A Preferred Shares and the Series B Preferred Shares shall be the same. In the event that the distributable profits of the Company are insufficient to cover the sum of the dividend preference amount of the holders of both the Series A Preferred Shares and the

Series B Preferred Shares (“Dividend Preference Amount”), then such distributable profits shall be allocated among the holders of the Series A Preferred Share and the Series B Preferred Share on a pro rata basis.

C. After payment of the preferential dividend to the holders of the Preferred Shares, any further dividends would be paid pari passu to the holders of the Preferred Shares and common shares on a pro rata basis. For purposes of dividends on the common shares issued upon conversion of the Series A Preferred Shares, it shall be deemed that such common shares were issued at the end of the immediately preceding fiscal year of the Company.

3.	Article 7-1 Characteristics of Series A Preferred Shares	[DELETED IN ITS ENTIRETY]

(2) Liquidation Preferences

A. Upon liquidation or dissolution of the Company, the holders of Series A Preferred Shares shall be entitled to be preferentially paid out of the remaining assets of the Company available for distribution to its shareholders (“Distributable Assets”), an amount equal to the sum of (a) 4,550 Won and (b) any declared but unpaid dividends on the Series A Preferred Shares, for each Series A Preferred Share (the “Series A Liquidation Preference”); provided, however, that (i) in the event of stock split or bonus issuance (each, a “Downward Adjustment Event”), each time there is a Downward Adjustment Event, the foregoing price of the Series A Preferred Share shall be downwardly adjusted, taking into account the number of Series A Preferred Shares increased as a result of the Downward Adjustment Event; and (ii) in the event of reverse stock split or consolidation (each, an “Upward Adjustment Event”), each time there is an Upward Adjustment Event, the foregoing price of the Series A Preferred Share shall be upwardly adjusted, taking into account the number of Series A Preferred

Shares decreased as a result of the Upward Adjustment Event

B. The liquidation priorities of the Series A Preferred Shares and the Series B Preferred Shares shall be the same. In the event that the Distributable Assets are insufficient to pay both the Series A Liquidation Preference and the Series B Liquidation Preference (as defined in Paragraph (2)A of Article 7-2 below), then the Distributable Assets shall be allocated among the holders of the Series A Preferred Shares and the Series B Preferred Shares according to the following formulas:

(a) For each holder of the Series A Preferred Shares: Distributable Assets multiplied by (the Series A Liquidation Preference associated with such holder’s Series A Preferred Share divided by the sum of the aggregate Series A Liquidation Preference and the aggregate Series B Liquidation Preference).

(b) For each holder of the Series B Preferred Shares: Distributable Assets multiplied by (the Series B Liquidation Preference associated with such holder’s Series B Preferred Share divided by the sum of the aggregate Series A Liquidation Preference and the aggregate Series B Liquidation Preference).

C. After the payment of all preferential amounts required to be paid to the holders of the Series A Preferred Shares and the Series B Preferred Shares upon the liquidation or dissolution of the Company, all of the remaining Distributable Assets shall be distributed ratably among the holders of the Company’s common stock and the Series C Preferred Shares

4.	Article 7-1 Characteristics of Series A Preferred Shares	[DELETED IN ITS ENTIRETY]

(3) Conversion

A. Series A Preferred Shares issued by the Company may be converted into the common shares at any time at the conversion rate of one Series A Preferred Share to one (1) common share, upon request by each of holders of such Series A Preferred Share. Request for such conversion may be made at any time from the date of issuance of such Series A Preferred Shares. If, however, any reasons for adjustment of the conversion rate set forth in Paragraph (3)C below or the conversion price, a basis for the calculation of such conversion rate (the “Conversion Price”), occurs, such conversion rate or Conversion Price shall be adjusted in accordance with the provisions of Paragraph (3)C below.

B. Notwithstanding the provisions of Paragraph (3)A above, in the event of (i) a bona fide, underwritten public offering of shares of common stock listed on the KOSDAQ or KSE is made pursuant to a registration statement filed with the Financial Supervisory Commission in accordance with the Securities and Exchange Act of Korea resulting in proceeds to the Company of at least US$10,000,000 (or the equivalent in Korean Won, using the exchange rate as of the date that such proceeds are actually received by the Company) in the aggregate; or the listing of the Company’s common stock, or depository receipts representing such common stock, on the New York Stock Exchange, the Nasdaq stock market or any other “national securities exchange” which is registered pursuant to Section 6 of the Securities Exchange Act of 1934, as amended (“Qualified IPO”), or (ii) the holders of a majority of the outstanding shares of Series A Preferred Shares provide their consent, the Series A Preferred Shares issued by the Company shall be automatically converted into common shares at the conversion rate of one Series A Preferred Share to one common share. If, however, any reasons for adjustment of either the conversion rate or the Conversion Price set forth in Paragraph (3)C below, occurs, such conversion rate or Conversion Price shall be adjusted in accordance with the relevant provisions of Paragraph (3)C below.

C. Adjustment to the Conversion Ratio and the Conversion Price

(a) In the event that the Company issues any new equity shares or equity-related securities without consideration or at a purchase price less than 4,550 Won (taking into account stock split, stock dividend and other similar event), the conversion ratio of the Series A Preferred Shares shall be subject to adjustment on a weighted average basis for a purchase price of new equity shares or equity-related securities less than the then-effective conversion price.

(b) The conversion ratio shall also be subject to anti-dilution protection for stock splits, stock dividends and similar events. The mathematical formula for adjustment on a weighted average basis is as follows and is subject to the more detailed textual description set forth thereafter:

ACP = OCP * {OS + (TNC/OCP)}
(OS + NS)

WHERE:

ACP	= adjusted conversion price

TNC	= the total consideration received by
the Company for the additional common shares issued or sold

NS	= the number of additional common
shares issued or sold

OCP	= old conversion price

OS	= the number of outstanding
common shares immediately before
the additional common shares are
issued or sold

(c) The newly adjusted conversion price shall be the amount equal to the price determined by multiplying the old conversion price, by a fraction,

(i) the numerator of which shall be the number of common shares outstanding immediately prior to such issue, plus the number of common shares which the total consideration received by the Company for the additional common shares issued or sold would purchase at the old conversion price; and

(ii) the denominator of which shall be the number of outstanding common shares immediately before the additional common shares are issued or sold plus the number of additional common shares issued or sold.

(d) Provided that, for the purposes of this Paragraph (3)C, all common shares issuable upon conversion of all outstanding preferred and outstanding convertible securities or exercise of outstanding options shall be deemed to be outstanding. Notwithstanding the foregoing, the adjusted conversion price shall not be less than the par value of the stock of the Company.

(e) For purpose of this Article, any new equity shares or equity-related securities as used in this Paragraph (3)C shall not include the securities described in Article 10 (1) B (i) to (vii).

(f) No fractional shares shall be issued upon conversion of the Series A Preferred Shares. The total number of shares of common stock to be issued to each holder of

Series A Preferred Shares upon such conversion shall be determined on the basis of the number of shares of common stock issuable upon conversion of the Series A Preferred Shares held by such holder at the time of such conversion.

D. To the extent permissible under Korean law, upon a Qualified IPO, the holders of Series A Preferred Shares shall be entitled to adjust the conversion ratio of their Series A Preferred Shares so that upon conversion thereof, the number of shares of common stock that such holders of the Series A Preferred Shares would be entitled to shall be the greater of (i) the number of common shares to be issued upon the conversion of the Series A Preferred Shares, based on the then current conversion ratio and (ii) ( 4,550 Won per share plus interest accrued thereon at an annual rate of 4.42% from the Closing Date (as defined in the First Amended and Restated Preferred Stock Investors Rights Agreement) to the date of the Qualified IPO) divided by the offering price of the common stock in connection with such Qualified IPO.

5.	Article 7-1 Characteristics of Series A Preferred Shares	[DELETED IN ITS ENTIRETY]

(4) Redemption.

A. The Series A Preferred Shares shall be redeemed by the Company out of the funds legally available for such purpose at the election of the holders of the Series A Preferred Shares at any time beginning from May 8, 2005. The redemption right by the holders of the Series A Preferred Shares under this Article shall terminate on the 10th anniversary of May 8, 2005.

The date of receipt of any notice (the “Series A Redemption Notice”) evidencing a holder’s election to redeem its Series A Preferred Shares provided pursuant to

Paragraph (4)A above shall be the “Series A Redemption Notice Date”. The Company may, no later than fifteen (15) calendar days after receipt of such notice, request that such holder(s) tender to the Company such transmittal or related materials as it may reasonably request. The Company shall, (i) no later than 90 days from receipt of notice of redemption from the applicable holder, should the Company not timely request any transmittal materials, or (ii) within 75 days of receipt of requested transmittal materials from the redeeming stockholder (the “Series A Redemption Date”), redeem all applicable shares of the Series A Preferred Shares (such redeemed shares being referred to as the “Series A Redemption Shares”), by paying in cash, out of funds legally available therefor, an amount equivalent to 5,180 Won for each Series A Preferred Share (the “Series A Redemption Price”); provided, however, that (i) each time there is a Downward Adjustment Event, the Series A Redemption Price of the Series A Preferred Shares shall be downwardly adjusted, taking into account the number of Series A Preferred Shares increased as a result of the Downward Adjustment Event; and (ii) each time there is an Upward Adjustment Event, the Series A Redemption Price of the Series A Preferred Shares shall be upwardly adjusted, taking into account the number of Series A Preferred Shares decreased as a result of the Upward Adjustment Event.

C. If the holders of the Series A Preferred Shares make an election to redeem their Series A Preferred Shares pursuant to the above provisions, each holder of the Series A Preferred Shares shall surrender its certificates representing the applicable Series A Redemption Shares to the Company together with the Series A Redemption Notice. From and after the Series A Redemption Date and the holders’ receipt of the Series A Redemption Price, all rights of each holder with respect to such applicable Series A Redemption Shares shall cease and such Series A Preferred Shares shall not be deemed to be outstanding for any purpose whatsoever. Such holder’s election to redeem the Series A Preferred Share may not be revoked without the written consent of the Company so long as the Company satisfies the redemption preference in full within the time period set forth in this Article 7-1 (4).

D. For the purpose of determining whether funds are legally available for redemption of shares of the Series A Preferred Shares as provided herein, the Company shall value its assets in accordance with the generally accepted accounting practice of Korea. The redemption obligation provided herein shall be continuous, so that, if on a Series A Redemption Date such obligation shall not be fully discharged, without further action by any holder of the Series A Preferred Shares, funds legally available shall be applied therefor until such obligation are fully discharged. The Series A Preferred Shares requested to be redeemed but not so redeemed as a result of insufficient legally available funds shall remain outstanding and entitled to all rights and preferences provided herein until the Series A Redemption Price for such shares is fully paid.

E. In the event that the Company does not have sufficient dividendable profits to satisfy the requests of redemption submitted by holders of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares, then the dividendable profits shall be allocated among the holders of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares according to the following formulas:

(a) For each holder of the Series A Preferred Shares: such dividendable profits multiplied by (the aggregate redemption amount associated with such Holder’s Series A Preferred Shares under subparagraph 7-1(4)B divided by the sum of the redemption amounts payable to the holders of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares, in the aggregate, pursuant to subparagraphs 7-1(4)B, 7-2(4)B and 7-3(4)B);

(b) For each holder of the Series B Preferred Shares: such dividendable profits multiplied by (the aggregate redemption amount associated with such Holder’s Series B Preferred Stock under subparagraph 7-2(4)B divided by the sum of the redemption amounts payable to the holders of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares, in the aggregate, pursuant to subparagraphs 7-1(4)B, 7-2(4)B and 7-3(4)B); and

(c) For each holder of the Series C Preferred Shares: such dividendable profits multiplied by (the aggregate redemption amount associated with such Holder’s Series C Preferred Stock under subparagraph 7-3(4)B divided by the sum of the redemption amounts payable to the holders of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares, in the aggregate, pursuant to subparagraphs 7-1(4)B, 7-2(4)B and 7-3(4)B).

Provided, however, that, when the Company receives a Series C Redemption Notice (as defined in subparagraph 7-3(4)B) from a holder of the Series C Preferred Shares, if (i) the Company have not received any Series A Redemption Notice and Series B Redemption Notice (as defined in subparagraph 7-2(4)B), or (ii) the redemption amounts payable to a holder of the Series A Preferred Shares or the Series B Preferred Shares, as the case may be, have been fully paid pursuant to a Series A Redemption Notice or a Series B Redemption Notice the Company have received prior to the Series C Redemption Notice, the redemption amounts payable to the holder of the Series C Preferred Shares shall be paid with priority over payment of redemption amounts to any holder of the Series A Preferred Shares and the Series B Preferred Shares.

F. To the extent legally permitted and so long as such redemption election occurs on or after October 8, 2007, PIK interest shall accrue on any amount that the Company fails to redeem under this Article 7-1 (4) or (5) pursuant to the procedures set forth in the Article 7-1(4) B at a rate equal to twice the United States prime rate, as published by the Wall Street Journal on the date of the notice of redemption.

G. Notwithstanding any contrary provision, the holders of Series A Preferred Shares and the holders of Series B Preferred Shares may not exercise their redemption rights unless the number of issued and outstanding Series C Preferred Shares is below 500,000 shares.

6.	Article 7-1 Characteristics of Series A Preferred Shares	[DELETED IN ITS ENTIRETY]

(5) Redemption Upon Sale

A. In the event of a Sale (as defined below), the holders of Series A Preferred Shares shall be entitled to cause the Company to redeem the Series A Preferred Shares at the greater of (i) 4,550 Won per share plus the amount calculated by annual rate of 4.42% from the Closing Date (as defined in the First Amended and Restated Preferred Stock Investors Rights Agreement) to the date of redemption; provided, however, that (A) each time there is a Downward Adjustment Event, the foregoing price of the Series A Preferred Shares shall be downwardly adjusted, taking into account the number of shares of Series A Preferred Shares increased as a result of the Downward Adjustment Event; and (B) each time there is an Upward Adjustment Event, the foregoing price of the Series A Preferred Shares shall be upwardly adjusted, taking into account the number of shares of Series A Preferred Shares decreased as a result of the Upward Adjustment Event, or (ii) what such holder would have received in connection with the Sale assuming conversion of the Series A Preferred Shares at the then applicable conversion ratio.

A “Sale” shall mean (i) a sale of all or substantially all assets of the Company, (ii) a change of control of the Company, or (iii) merger or consolidation of the Company where the Company is not the surviving entity. For purposes of this Paragraph A, a “change of control” shall mean a transfer of outstanding equity securities representing in excess of 50% of the voting power of the Company but shall not include any transfer of shares among Tae Won Chey (Resident Registration No.: 601203-*******) and SK Telecom Co., Ltd., (“the Major Shareholders”) and/or their respective “affiliates” (as such term is determined by the Korean Fair Trade Commission from time to time); provided, however, the affiliate transferees agree to execute relevant documents and be bound by the terms and conditions applicable to the transferor under the First Amended and Restated Preferred Stock Investors Rights Agreement.

B. In the event that the Company does not have sufficient dividendable profits available for distribution in accordance with applicable law to pay the redemption amount set forth in subparagraphs 7-1(5)A and 7-2(5)B, then the dividendable profits shall be allocated among the holders of the Series A Preferred Shares and Series B Preferred Shares according to the following formulas:

(a) For each holder of the Series A Preferred Shares: such dividendable profits multiplied by (the aggregate redemption amount associated with such Holder’s Series A Preferred Shares under subparagraph 7-1(5)A divided by the sum of the redemption amounts payable to the holders of the Series A Preferred Shares and the Series B Preferred Shares, in the aggregate, pursuant to subparagraphs 7-1(5)A and 7-2(5)B).

(b) For each holder of the Series B Preferred Shares: such dividendable profits multiplied by (the aggregate redemption amount associated with such Holder’s Series B Preferred Stock under subparagraph 7-2(5)B divided by the sum of the redemption amounts payable to the holders of the Series A Preferred Stock and the Series B Preferred Stock, in the aggregate, pursuant to subparagraphs 7-1(5)A and 7-2(5)B)

In such event, no payments or distributions shall be made to any securities junior to the Series A Preferred Shares and Series B Preferred Shares except for the payment or distributions to the holders of the Series C Preferred Shares in accordance with the terms and conditions thereof until the amounts due to the holders of the Series A Preferred Shares and Series B Preferred Shares under subparagraphs 7-1(5)A and 7-2(5)B are satisfied in full.

C. With regard to the redemption upon Sale, the provisions of Article 7-1(4)B, C, D and F shall be applied mutatis mutandis.

7.	Article 7-2 Characteristics of Series B Preferred Shares	[DELETED IN ITS ENTIRETY]

(1) Voting Rights and Dividend preferences

A. The Series B Preferred Shares, among the preferred shares to be issued by the Company, shall have voting rights. The Series B Preferred Shares shall be entitled to an annual per share dividend equal to 30% of the par value of the Series B Preferred Shares, payable when and if declared by the Board and the shareholders at a General Meeting of Shareholders of the Company.

B. The dividends would be non-cumulative and would be paid prior to payment of any dividend with respect to the common shares and the Series C Preferred Shares; provided, however, that the dividend priority of the Series A Preferred Shares and the Series B Preferred Shares shall be the same. In the event that the distributable profits of the Company are insufficient to cover the Dividend Preference Amount, then such distributable profits shall be allocated among the holders of the Series A Preferred Share and the Series B Preferred Share on a pro rata basis.

C. After payment of the preferential dividend to the holders of the Preferred Shares, any further dividends would be paid pari passu to the holders of the Preferred Shares and common shares on a pro rata basis. For purposes of dividends on the common shares issued upon conversion of the Series B Preferred Shares, it shall be deemed that such common shares were issued at the end of the immediately preceding fiscal year of the Company.

8.	Article 7-2 Characteristics of Series B Preferred Shares	[DELETED IN ITS ENTIRETY]

(2) Liquidation Preferences

A. Upon liquidation or dissolution of the Company, the holders of Series B Preferred Shares shall be entitled to be preferentially paid an amount equal to the greater of (i) 13,985.5472 Won multiplied by the number of Series B Preferred Share owned by such holder of Series B Preferred Share plus any declared but unpaid dividends on the Series B Preferred Share (the “Series B Liquidation Preference”) or (ii) what such holder would have received at the time of such liquidation or dissolution assuming conversion of the Series B Preferred Share at the then applicable conversion ratio, pari passu, out of the assets or surplus funds of the Company available for distribution to its shareholders (“Distributable Assets”) before any payment shall be made to the holders of the common shares and the Series C Preferred Shares by reason of their ownership thereof; provided, however, that (i) each time there is a Downward Adjustment Event, the foregoing price of the Series B Preferred Shares shall be downwardly adjusted, taking into account the number of Series B Preferred Shares increased as a result of the Downward Adjustment Event; and (ii) each time there is an Upward Adjustment Event, the foregoing price of the Series B Preferred Shares shall be upwardly adjusted, taking into account the number of Series B Preferred Shares decreased as a result of the Upward Adjustment Event.

B. The liquidation priority of the Series A Preferred Shares and the Series B Preferred Shares shall be pari passu. In the event that the Distributable Assets are insufficient to pay both the Series A Liquidation Preference and the Series B Liquidation Preference, then the Distributable Assets shall be allocated in accordance with the provisions of Paragraph (2)B of Article 7-1.

C. After the payment of all preferential amounts required to be paid to the holders of the Series A Preferred Shares and the Series B Preferred Shares upon the liquidation or dissolution of the Company, all of the remaining Distributable Assets shall be distributed ratably among the holders of the Company’s common stock and the Series C Preferred Shares.

9.	Article 7-2 Characteristics of Series B Preferred Shares	[DELETED IN ITS ENTIRETY]

(3) Conversion.

A. The Series B Preferred Shares issued by the Company may be converted into the common shares at any time at the conversion rate of one Series B Preferred Share to one (1) common share, upon request by each of holders of such Series B Preferred Shares. Request for such conversion may be made at any time from the date of issuance of such Series B Preferred Shares; provided, however, that the provisions of Paragraph (3)C of Article 7-1 shall apply mutatis mutandis to the adjustment of the conversion ratio or the conversion price of the Series B Preferred Shares.

B. Notwithstanding the provisions of Paragraph (3)A above, in the event (i) of the completion of a Qualified IPO, or (ii) the holders of a majority of the outstanding shares of Series B Preferred Shares provide their consent, the Series B Preferred Shares issued by the Company shall be automatically converted into common shares at the conversion rate of one Series B Preferred Share to one common share; provided, however, that that the provisions of Paragraph (3)C of Article 7-1 shall apply mutatis mutandis to the adjustment of the conversion ratio or the conversion price of the Series B Preferred Shares.

C. To the extent permissible under Korean law upon a Qualified IPO, the conversion ratio of the Series B Preferred Share shall automatically adjust so that the number of common shares into which each Series B Preferred Share may convert shall be the greater of (i) the number of common shares into which each Series B Preferred Share may convert prior to such adjustment, and (ii) 10,349.3049 Won plus interest accrued thereon at an annual rate of 4.42% from the date of issuance of such Series B Preferred Shares to the date of the Qualified IPO) divided by the offering price per share of the common shares upon such Qualified IPO.

10.	Article 7-2 Characteristics of Series B Preferred Shares	[DELETED IN ITS ENTIRETY]

(4) Redemption.

A. The Series B Preferred Shares shall be redeemed by the Company out of the funds legally available for such purpose at the election of each of the holders of the Series B Preferred Shares at any time beginning from the earlier of (i) October 8, 2007 or (ii) the date upon which any shares of the Series A Preferred Shares are redeemed. The redemption right by the holders of the Series B Preferred Shares under this Article shall terminate 10 years from the date of issuance of the Series B Preferred Shares (“Redemption Deadline”).

B. The date of receipt of any notice (the “Series B Redemption Notice”) evidencing a holder’s election to redeem its Series B Preferred Shares provided pursuant to Paragraph (4)A above shall be the “Series B Redemption Notice Date”. The Company may, no later than fifteen (15) calendar days after receipt of such notice, request that such holder(s) tender to the Company such transmittal or related materials as it may reasonably request. The Company shall, (i) no later than 90 days from receipt of notice of redemption from the applicable holder, should the Company not timely request any transmittal materials, or (ii) within 75 days of receipt of requested transmittal materials from the redeeming stockholder (the “Series B Redemption Date”), redeem all applicable shares of the Series B Preferred Shares (such redeemed shares being referred to as the “Series B Redemption Shares”), by paying in cash, out of funds legally available therefore, an amount set forth below:

(a) If the Series B Preferred Shares are redeemed on or prior to October 8, 2007, such Series B Preferred Shares shall be redeemed by the Company at a price of 5,180 Won per share; provided, however, that (i) each time there is a Downward Adjustment Event, the foregoing price of the Series B Preferred Shares shall be downwardly adjusted, taking into account the number of shares of Series B Preferred Shares increased as a result of the Downward Adjustment Event; (ii) each time there is an Upward Adjustment Event, the foregoing price of the Series B Preferred Shares shall be upwardly adjusted, taking into account the number of shares of Series B Preferred Shares decreased as a result of the Upward Adjustment Event and (iii) if less than one hundred percent (100%) of the Series A Preferred Shares is being redeemed, the Company shall be required to redeem only the same percentage of Series B Preferred Shares, with each holder of the Series B Preferred Shares able to redeem a number of shares equal to such percentage of the total number of shares of the Series B Preferred Shares. For the avoidance of doubt, no interest shall accrue under sub-paragraph (4)B(b) of this Article 7-2 below on any amount redeemed on or prior to the October 8, 2007.

(b) If the Series B Preferred Share is redeemed after October 8, 2007, such Series B Preferred Share shall be redeemed by the Company at a price of 11,781.4249 Won per share; provided, however, that (i) each time there is a Downward Adjustment Event, the Series B Redemption Price of the Series B Preferred Shares shall be downwardly adjusted, taking into account the number of shares of Series B Preferred Shares increased as a result of the Downward Adjustment Event; and (ii) each time there is an Upward Adjustment Event, the Series B Redemption Price of the Series B Preferred Shares shall be upwardly adjusted, taking into account the number of shares of Series B Preferred Shares decreased as a result of the Upward Adjustment Event.

(c) If the Series B Preferred Shares are redeemed after October 8, 2007 (“Third Anniversary Redemption Date”), each holder of Series B Preferred Shares shall be entitled to redeem one-third (1/3) of the Series B Preferred Share (together with any accrued interest thereon pursuant to sub-paragraph (4)B(d) below, held by such holder of the Series B Preferred Shares as of the date of issuance of such Series B Preferred Shares, during each twelve-month period following the Third Anniversary Redemption Date up to the Redemption Deadline.

(d) Payment-in-kind, or “PIK” interest shall accrue at an annual rate of 4.42% on two-thirds (2/3) (no interest shall accrue on the remaining one-third (1/3) Series B Redemption Price) of the Series B Redemption Price (together with any interest accrued thereon, the “2/3 Redemption Price”) beginning on the Third Anniversary Redemption Date and ending on the first anniversary thereof (“Fourth Anniversary Redemption Date”). Interest on one-half (1/2) of the 2/3 Redemption Price shall accrue at an annual rate of 4.42% beginning on the date following the Fourth Anniversary Redemption Date and ending on the first anniversary thereof. No interest shall accrue on any Series B Redemption Price after the second anniversary of the Third Anniversary Redemption Date.

C. To the extent legally permitted and so long as such redemption election occurs on or after October 8, 2007, PIK interest shall accrue on any amount that the Company fails to redeem under this Article 7-2 (4) or (5) pursuant to the procedure set forth in the Article 7-2 (4)B at a rate equal to twice the United States prime rate, as published by the Wall Street Journal on the date of the notice of redemption

D. If the holders of the Series B Preferred Shares make an election to redeem their Series B Preferred Shares pursuant to the above provisions, each holder of the Series B Preferred Shares shall surrender its certificates representing the applicable Series B Redemption Shares to the Company together with the Series B Redemption Notice. From and after the Series B Redemption Date and the date of the holders’ receipt of the full Series B Redemption Price, all rights of each holder with respect to such applicable Series B Redemption Shares shall cease and such Series B Preferred Shares shall not be deemed to be outstanding for any purpose whatsoever. Such holder’s election to redeem the Series B Preferred Share may not be revoked without the written consent of the Company so long as the Company satisfies the redemption preference in full within the time period set forth in this Article 7-2 (4).

E. For the purpose of determining whether funds are legally available for redemption of shares of the Series B Preferred Shares as provided herein, the Company shall value its assets in accordance with the generally accepted accounting practice of Korea. The redemption obligation provided herein shall be continuous, so that, if on a Series B Redemption Date such obligation shall not be fully discharged, without further action by any holder of the Series B Preferred Shares, funds legally available shall be applied therefor until such obligation are fully discharged. The Series B Preferred Shares requested to be redeemed but not so redeemed as a result of insufficient legally available funds shall remain outstanding and entitled to all rights and preferences provided herein until the redemption price set forth in Paragraph (4)(B)(a) of this Article 7-2 or the Series B Redemption Price, as the case may be, for such shares is fully paid.

F. In the event that the Company does not have sufficient dividendable profits to satisfy the requests of redemption submitted by holders of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares, then the dividendable profits shall be allocated in accordance with the provisions of Paragraph (4)E of Article 7-1.

G. Notwithstanding any contrary provision, the holders of Series A Preferred Shares and the holders of Series B Preferred Shares may not exercise their redemption rights unless the number of issued and outstanding Series C Preferred Shares is below 500,000 shares.

11.	Article 7-2 Characteristics of Series B Preferred Shares	[DELETED IN ITS ENTIRETY]

(5) Redemption upon Sale

A. To the extent permissible under Korean law, the holders of Series B Preferred Share shall be entitled to cause the Company to redeem until the Redemption Deadline the Series B Preferred Share in the event of a Sale (as defined Article 7-1 (5) A).

B. If the Series B Preferred Shares are redeemed upon a Sale, each Series B Preferred Share shall be redeemed by the Company at the greater of (i) 10,349.3049 Won plus the amount calculated by annual rate of 4.42% from the date of issuance of such Series B Preferred Share to the date of redemption; provided, however, that (A) each time there is a Downward Adjustment Event, the foregoing price of the Series B Preferred Share shall be downwardly adjusted, taking into account the number of shares of Series B Preferred Share increased as a result of the Downward Adjustment Event; and (B) each time there is an Upward Adjustment Event, the foregoing price of the Series B Preferred Share shall be upwardly adjusted, taking into account the number of shares of Series B Preferred Share decreased as a result of the Upward Adjustment Event, or (ii) what such holder would have received in connection with the Sale assuming conversion of the Series B Preferred Share at the then applicable conversion ratio.

C. Subparagraph 7-1(5)B shall be applied in the event that the Company does not have sufficient dividendable profits available for distribution in accordance with applicable law to pay the redemption amount set forth in subparagraphs 7-1(5)A and 7-2(5)B.

D. With regard to the redemption upon Sale, the provisions of Article 7-2(4)B, C, D and E shall be applied mutatis mutandis.

12.	Article 7-3 Characteristics of Series C Preferred Shares	[DELETED IN ITS ENTIRETY]

(1) Voting Rights and Dividend Preferences

A. The Series C Preferred Shares, among the preferred shares to be issued by the Company, shall have no voting rights, except as otherwise provided under the relevant laws. The Series C Preferred Shares shall be entitled to an annual per share dividend equal to 0.0000001% of the par value of the Series C Preferred Shares, payable when and if declared by the Board and the shareholders at a General Meeting of Shareholders of the Company.

B. The Series C Preferred Shares would be non- cumulative. Dividend would be paid prior to payment of any dividend with respect to the common shares after payment of dividend with respect to the Series A Preferred Share and the Series B Preferred Share.

C. After payment of the preferential dividend to the holders of the Preferred Shares, any further dividends would be paid pari passu to the holders of the Preferred Shares and common shares on a pro rata basis. For purposes of dividends on the common shares issued upon conversion of the Series C Preferred Shares, it shall be deemed that such common shares were issued at the end of the immediately preceding fiscal year of the Company.

13.	Article 7-3 Characteristics of Series C Preferred Shares	[DELETED IN ITS ENTIRETY]

(2) Liquidation Preferences

After the payment of all preferential amounts required to be paid to the holders of the Series A Preferred Shares and the Series B Preferred Shares upon the liquidation or dissolution of the Company, all of the remaining Distributable Assets shall be distributed ratably among the holders of the Company’s common stock and the Series C Preferred Shares.

14.	Article 7-3 Characteristics of Series C Preferred Shares	[DELETED IN ITS ENTIRETY]
(3) Conversion. A. The Series C Preferred Shares may be converted into the common shares at any time at the conversion rate of one Series C

Preferred Share to one (1) common share, upon request by each of the holders of such Series C Preferred Shares. Request for such conversion may be made at any time from the date of issuance of such Series C Preferred Shares; provided, however, that the provisions of Paragraph (3)C of Article 7-1 shall apply mutatis mutandis to the adjustment of the conversion ratio or the conversion price of the Series C Preferred Shares.

B. All remaining Series C Preferred Shares shall be automatically converted into common shares on December 1, 2007 at the conversion rate at that time.

15.	Article 8. Shares Certificates	Article 8.

All shares to be issued by the Company shall be registered common shares, Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares. Share certificates shall be issued by the Company in eight denominations: one(1), five(5), ten(10), fifty(50), one hundred(100), five hundred(500), one thousand(1000) and ten thousand(10,000).
All shares to be issued by the Company shall be registered common shares. Share certificates shall be issued by the Company in eight denominations: one(1), five(5), ten(10), fifty(50), one hundred(100), five hundred(500), one thousand(1000) and ten thousand(10,000).

16.	Article 10. Pre-emptive Rights	Article 10. Pre-emptive Rights

(1) Each holder of the Series A Preferred Shares or each holder of the Series B Preferred Shares, and each holder of the common shares (each, a “Participation Rights Holder”) shall have the right of participation to purchase its Pro Rata Share (as defined in sub-paragraph (A) below), of all (or any part) of any New Securities (as defined in sub-paragraph (B) below) that the Company may from time to time issue (the “Right of Participation”). For avoidance of doubt, the Series C Preferred Shares shall have no right of participation to purchase any securities that the Company may from time to time issue.
(1) Each holder of common shares (each, a “Participation Rights Holder”) shall have the right of participation to purchase its Pro Rata Share (as defined in sub-paragraph (A) below), of all (or any part) of any New Securities (as defined in sub-paragraph (B) below) that the Company may from time to time issue (the “Right of Participation”).

	A. Pro Rata Share. A Participation Rights Holder’s “Pro Rata Share” for purposes of the Right of Participation is the following ratio:	A. Pro Rata Shares. A Participation Rights Holder’s “Pro Rata Share” for purposes of the Right of Participation is the following ratio:

	the number of equity shares of the Company held by	the number of equity shares of the Company held by

such the company Participation Rights Holder (assuming full conversion of the Series A Preferred Shares and the Series B Preferred Shares held by such Participation Rights Holder, if such Participation Rights Holder is a holder of the Series A Preferred Shares or the Series B Preferred Shares) divided by all equity shares of the Company issued and outstanding except the Series C Preferred Shares (assuming full conversion of all the Series A Preferred Shares and the Series B Preferred Shares issued and outstanding at the time of issuance of the New Securities by the Company, but excluding shares issuable upon the exercise of outstanding options).	such Participation Rights Holder divided by all equity shares of issued and outstanding (excluding shares issuable upon the exercise of outstanding options).

B. New Securities. (i) up to 3,776,591 shares of the Company’s common shares (inclusive of options or warrants therefore) or up to 2,000,000 Series C Preferred Shares, taking into account share splits, share dividends or other similar event, issued to (i) employees, officers, directors, contractors, advisors or consultants of the Company or a legal entity of which the Company has at least 50% of shares or equity holdings, or (ii) a legal entity, a partnership or an entity for the benefit of such employees, officers, directors, contractors, advisors or consultants of the Company or a legal entity of which the Company has at least 50% of shares or equity holdings pursuant to incentive agreements or incentive plans approved by the Board or the shareholders, as the case may be;	B.(i) any securities issued in connection with any stock split, stock dividend or other similar event in which the Participation Rights Holders are entitled to participate according to their Pro Rata Share;

(ii) any securities issued upon the exercise, conversion or exchange of any outstanding convertible securities, warrants or stock options in connection with bona fide employment-related share purchase or option plans;

(iii) any securities issued pursuant to the acquisition of another corporation or entity by the Company or any of its subsidiaries by consolidation, merger, purchase of assets or businesses;

(ii) any Series A Preferred Shares issued under the Series A Preferred Stock Purchase Agreement dated as of May 8, 2002, by and among the Company, Nokia Venture Partners II, LP and NVP Affiliates Fund II, LP, as such agreement may be amended from time to time;

(iii) any Series B Preferred Shares issued under the Acquisition Agreement dated as of June 28, 2004, by and among the Company, WiderThan.com USA, Inc., Ztango,

Inc., SJ Park, and the Participating Ztango Stockholders, as such agreement may be amended from time to time;

(iv) any securities issued in connection with any stock split, stock dividend or other similar event in which the Participation Rights Holders are entitled to participate according to their Pro Rata Share;

(v) any securities issued upon the exercise, conversion or exchange of any outstanding convertible securities, options (including the 3,776,591 shares of common stock and the 2,000,000 Series C Preferred Shares described in sub-paragraph (1)B(i) in connection with bona fide employment-related share purchase or option plans and the 50,000 Series C Preferred Shares described in sub- paragraph (1)B(viii)) or warrants;

(vi) any securities issued pursuant to (i) the acquisition of another corporation or entity by the Company or any of its subsidiaries by consolidation, merger, purchase of assets or businesses; provided, however, that should such transaction involve an affiliate (as defined in Section 4.6 of the First Amended and Restated Preferred Stock Investors Rights Agreement) of SK Telecom Co., Ltd., such transaction must be approved by a majority of the members of the Board of Directors, or (ii) any other reorganization approved in accordance with Section 6.4(b) of the First Amended and Restated Preferred Stock Investors Rights Agreement;

(vii) any securities issued pursuant to a Qualified IPO; or

(viii) up to 50,000 Series C Preferred Shares, taking into account share splits, share dividends or other similar event, issued to Nokia Venture Partners II, LP, I-HATCH VENTURES, L.P. or their respective affiliate.

(2) Without being subject to the Right of Participation under Paragraph 1 of this Article 10, in each case described in Article 10 (1)B(i) to (vii), the Company may issue and allot new shares to third parties other than the existing shareholders by the resolution adopted at the	(2) Without being subject to the Right of Participation under Paragraph 1 of this Article 10, in each case described in Article 10 (1)B(i) to (iii), the Company may issue and allot new shares to third parties other than the existing shareholders by the resolution adopted at the

	meeting of the Board	meeting of the Board.

(3) Notwithstanding any contrary provisions, in the case that an approval by the shareholders is required under the Nasdaq regulations for the issuance of new shares, the Company shall issue new shares by a resolution adopted at the General Meeting of Shareholders.

17.	Article 29. Number of Directors	Article 29. Number of Directors

	The number of Directors of the Company constituting the entire Board shall be nine(9).	The number of Directors of the Company constituting the entire Board shall not be less than five(5) or greater than nine(9).

18.	Article 37. Remuneration and Retirement Allowance for Directors	Article 37. Remuneration and Retirement Allowance for Directors

	(2) Retirement Allowance to be paid to the Directors shall be determined in accordance with the Regulations on Officer and Director Remuneration which have been approved at the General Meeting of Shareholders.	(2) Retirement Allowance to be paid to the Directors shall be determined in accordance with the Regulation of Management of Retirement Allowance which have been approved at the General Meeting of Shareholders.

19.	Article 39. Convening of Meeting of the Board of Directors	Article 39. Convening of Meeting of the Board of Directors

	(2) A meeting of the Board may be called by the Representative Directors or any Director if such Director is authorized to call such meeting by the Board.	(2) A meeting of the Board may be called either by (i) the Representative Director designated by the Board of Directors, (ii) any Director if such Director is authorized to call such meeting by the Board of Directors or (iii) a group of any three Directors concludes that a meeting is required.

20.	Article 40 Method of Resolution of the Board of Directors	Article 40 Method of Resolution of the Board of Directors

	(1) Except for an approval of issuance of securities pursuant to a transaction involving an affiliate of SK Telecom Co., Ltd., under Article 10(1)(B)(vi), a resolution of the Board shall be adopted by the presence of a majority of the directors in offices and by the affirmative votes of a majority of the directors present at the meeting.	(1) A resolution of the Board shall be adopted by the presence of a majority of the directors in offices and by the affirmative votes of a majority of the directors present at the meeting.

21	Addenda	[DELETED IN ITS ENTIRETY]
Addendum
This Articles of Incorporation shall be effective as of March 24, 2001.

Addendum
This Articles of Incorporation shall be effective as of May 15, 2002.

Addendum
This Articles of Incorporation shall be effective as of March 28, 2003.

Addendum
This Articles of Incorporation shall be effective as of July 28, 2003. However, this Article (7-1 Characteristics of Series A Preferred Shares) of Incorporation shall be effective as of August 28, 2003

Addendum
This Articles of Incorporation shall be effective as of September 24, 2004.

Addendum
This Articles of Incorporation shall be effective as of February 15, 2005.

Addendum
This Articles of Incorporation shall be effective as of March 30, 2005, provided that, Paragraph (3) of the Article 10, Paragraph (6) of the Article 17 and Paragraph (6) of the Article 18 shall be effective as of the date when the Company applies the listing of the Company’s common stock, or depository receipts representing such common stock, on the Nasdaq.

Addendum
This Articles of Incorporation shall be effective as of June 28, 2005, provided that, Paragraph (3) of the Article 10, Paragraph (6) of the Article 17 and Paragraph (6) of the Article 18 shall be effective as of the date when the Company applies the listing of the Company’s common stock, or depository receipts representing such common stock, on the Nasdaq.
The Board of Directors recommends approval of the Amended and Restated Articles of Incorporation of the Company reflecting the proposed amendments set forth above.